19 June 2002
Number: 36/02

BHP BILLITON SELLS SMITH RANCH URANIUM OPERATION TO CAMECO

BHP Billiton subsidiary, Rio Algom Mining LLC (RAMC), today reached agreement for the sale of its wholly owned Smith Ranch in-situ uranium mine in Wyoming, USA, to Cameco Corporation of Canada. The sale completes BHP Billiton's exit from uranium production as part of its planned divestment of non-core businesses.

The sale agreement is subject to final approval by various regulatory agencies.

Smith Ranch, BHP Billiton's only operating uranium asset, produces natural uranium concentrates and sells its output to the power generation industry. It was acquired by Billiton as part of its acquisition of Rio Algom Ltd in 2000. In calendar year 2001, Smith Ranch produced
0.93 million pounds of uranium.


Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
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mailto:Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
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United States
Francis McAllister, Investor Relations
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Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
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mailto:Mark.T.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
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Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com